Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Revolution Acceleration Acquisition Corp

Commission File No.: 001-39768

The following is a presentation for use by Revolution Acceleration Acquisition Corp and Berkshire Grey, Inc. at an analyst day on April 27, 2021 in connection with their proposed business combination.

BERKSHIRE GREY Analyst Day Presentation April 27, 2021

This presentation (“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to a potential business combination (the “Business Combination”) between Revolution Acceleration Acquisition Corp (“Revolution”), a special purpose acquisition company and Berkshire Grey, Inc . , (“Berkshire Grey” or the “Company”) . The information contained herein does not purport to be all inclusive and none Revolution, the Company or Credit Suisse Securities (USA) LLC nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . This Presentation does not contain all the information that should be considered concerning the potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and must make your own decisions and perform your own independent investment and analysis of investment in Revolution and the transactions contemplated in this presentation, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, Credit Suisse Securities (USA) LLC or any of its respective affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in the Company . None of Revolution, the Company or Credit Suisse Securities (USA) LLC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of any special purpose acquisition company or the Company . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization . Any data on past performance or modeling contained herein is not an indication as to future performance . Revolution and the Company assume no obligation to update the information in this Presentation . Further, the historical financial data included in this Presentation were audited by the Company in accordance with private company AICPA standards . Accordingly, such information and data may not be included, may be adjusted, or may be presented differently, in any proxy statement/prospectus to be filed with the SEC . Forward Looking Statements . Certain statements in this Presentation may be considered forward looking statements . Forward looking statements generally relate to future events or future financial or operating performance of the Company or Revolution in the potential Business Combination . Forward - looking statements include, but are not limited to, statements regarding : ( i ) the growth of the Company’s business and its growth strategy, including the potential size of the total addressable market and the Company’s growth of and conversion of orders from its pipeline, and expected penetration ; (ii) the Company’s expected results, including with respect to revenue, earnings and margins ; (iii) the Company’s entry into new markets, consummation of acquisitions and direct contracting opportunities trends and developments in the robotics and artificial intelligence industries, (iv) the Company’s visibility into its future financial performance, including cash flows, and successful completion and use of proceeds from the any investment and the Business Combination . In some cases, you can identify forward looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “assume”, “continued”, “goal”, “plan”, “potential”, “projected”, “target” or the negatives of these terms or variations of them or similar terminology . Such forward looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Such risks and uncertainties involving the Company include, but are not limited to : (a) current and future conditions in the global economy, including as a result of the impact of the COVID - 19 pandemic ; (b) the loss of any one of our primary customers, or the termination of our existing contracts by a customer ; (c) the inability to penetrate new markets and generate revenues from the potential pipeline ; (c) demand for our products that does not grow as expected ; (d) our dependence on a limited number of third - party contract manufacturers ; (e) our failure to manage any growth in the Company or its business ; (f) increased competition ; and (g) other risks associated with companies, such as the Company, that are engaged in the intelligent automation industry . Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved . You should not place undue reliance on forward looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein . The Company does not undertake any duty to update these forward - looking statements . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Revolution’s registration statement on Form S - 1 , the proxy statement/prospectus on Form S - 4 relating to the Business Combination, which was filed on March 19 , 2021 , by Revolution with the Securities and Exchange Commission (the “SEC”) and any amendments or supplements thereof when they become available and other documents filed by Revolution from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and Revolution and the Company assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither Revolution nor the Company gives any assurance that either Revolution or the Company will achieve its expectations . This Presentation contains certain financial projections, forecasts, estimates and targets of the Company . Such financial projections, forecasts, estimates and targets constitute forward - looking information, and are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial projections, forecasts, estimates and targets are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See “Forward - Looking Statements” above . While all financial projections, forecasts, estimates and targets are necessarily speculative, Revolution and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, forecast, estimate or target extends from the date of preparation . Actual results may differ materially from the results contemplated by the financial projections, forecasts, estimates and targets contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Use of Non - GAAP Financial Metrics . This Presentation includes certain non - GAAP financial measures (including on a forward - looking basis) such as Adjusted EBITDA and Adjusted EBITDA Margin . These non - GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP . Reconciliations of non - GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this Presentation . The Company believes that these non - GAAP measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about the Company . the Company’s management uses forward - looking non - GAAP measures to evaluate the Company’s projected financials and operating performance . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in the Company’s financial measures . In addition, other companies may calculate non - GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, the Company’s non - GAAP measures may not be directly comparable to similarly titled measures of other companies . Additionally, to the extent that forward - looking non - GAAP financial measures are provided, they are presented on a non - GAAP basis without reconciliations of such forward - looking non - GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations . Trademarks . Revolution and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Revolution or the Company, or an endorsement or sponsorship by or of Revolution or the Company . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Revolution or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights . Revolution filed a registration statement on Form S - 4 with the SEC, which includes a preliminary proxy statement to be distributed to holders of Revolution’s common stock in connection with Revolution’s solicitation of proxies for the vote by Revolution’s stockholders with respect to the Business Combination . After the registration statement is declared effective, Revolution will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement . Revolution may also file other documents with the SEC regarding the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . The documents filed by Revolution with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www . sec . gov . In addition, the documents filed by Revolution may be obtained free of charge upon written request to Revolution at 1717 Rhode Island Ave NW, Suite 1000 , Washington, DC 20036 , Attn : Investor Relations . Revolution and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Revolution in connection with the proposed transaction under the rules of the SEC . Revolution’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Revolution in Revolution’s Form S - 1 as well as its other filings with the SEC . Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Revolution’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available) . You may obtain free copies of these documents at the SEC’s website at www . sec . gov . Copies of documents filed with the SEC by Revolution will also be available free of charge from Revolution using the contact information above . This Presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Revolution, the Company or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law . 2

We Help Retail, E - Commerce, Grocery, and Package Handling Companies Transform To Compete, Grow, and Win Disruption $280+ Billion TAM 3 Note: See page 16 for derivation of TAM.

Source: 2019 MHI Annual Industry Report. 4 Today, Warehouse Operations Are Largely Manual The Top 3 Industry Challenges Are: Labor Availability, Increasing Customer Demands, Increasing Competitive Intensity Operations Need To Scale And Grow

Berkshire Grey Transforms Warehouse Operations Fluid Flow Of Incoming Materials And Outgoing Orders Flexible, Adaptive, On - demand, Fast 5 Comprehensive and Coordinated AI - enabled Robotics Across The Supply Chain

AT 01.1 What We Do @ Berkshire Grey Is Intelligent Enterprise Robotics (IER) These are elements we believe are important to create solutions that create value today and build the bridge to the highly automated operation of the future. • AI - enabled picking • AI - enabled mobility • Amplification robotics • System orchestration to meet performance objectives • Cloud - based monitoring and analytics • Full portfolio of capabilities and professional services: manufacturing, installation, commissioning, maintenance, software updates, operation 6

Revolution Overview

revolution
ACCELERATION ACQUISITION CORP

Revolution's team is comprised of accomplished entrepreneurs with ample experience scaling and operating public companies

Revolution's World-Class Capabilities

1. Business builders with experience navigating public and private markets
2. A valuable network of relationships with decision makers in corporate America
3. Significant public policy expertise
4. Top-tier reputation and accomplished management team
5. Strong track record of successful de-SPAC transactions[1]

Revolution Team



John Delaney
Founder, CEO and Chairman

CapitalSource
HealthCare Financial Partners



Steve Case
Founder and Director

Aol.
revolution

(1) Successful de-SPAC transactions involving Revolution Growth and Rise of the Rest Seed Fund include DraftKings, AppHarvest and Talkspace.

BERKSHIRE GREY
7

Revolution’s Investment Thesis 8 Category creator – a leading robotics company that fully integrates software, AI, hardware and solutions 1 Leading technology in terms of both its component parts, and more importantly, its unique integrated solutions 2 Large market opportunity benefiting from digital economy acceleration due to COVID and increased computing power 3 Strong projected growth story for the next five years and beyond backed by current $1.7bn+ pipeline from blue - chip anchor customers and new customers 4 Attractive business model; asset light with significant potential recurring and re - occurring revenue streams with Robotics - as - a - Service (RaaS) 5 Amazon and competition are driving all e - commerce companies to innovate 6 Accomplished leadership, Board of Directors, advisors and early investors, and strong existing customers position Berkshire Grey well for future outsized growth 7 Revolution has identified Berkshire Grey as a unique and compelling opportunity to invest in and partner with Berkshire Grey is a pure play robotics company offering software - enabled, full spectrum automation solutions, poised to become an industry leader due to its differentiated technology and strong traction with blue - chip customers

Transaction Highlights 9 Transaction Structure (1) ▪ Business combination of Berkshire Grey with Revolution (Nasdaq: RAAC) ▪ Revolution is a publicly listed special purpose acquisition company with $288 million cash held in trust ▪ PIPE size of $165 million Valuation ▪ $2.2 billion pro forma enterprise value ▪ Attractively valued entry multiple for high growth business Expected Capital Structure ▪ $507 million cash on balance sheet, no debt (1) ▪ Fully funded to cash flow profitability in 2024 Ownership ▪ Existing Berkshire Grey shareholders will be rolling 100% of their equity ▪ Implied ownership of Berkshire Grey shareholders of 82% Berkshire Grey ▪ Pure play robotics company offering software - enabled, full spectrum solutions that change the automation paradigm across markets ▪ Helping customers succeed in the warehouse automation and fulfillment market through intelligent and connected automation Note: See page 48 for a detailed transaction overview. (1) Assuming no redemptions.

Berkshire Grey Presenters and Snapshot



Tom Wagner, PhD
Founder & CEO

- 30 years robotics and technology executive with technology, commercial and leadership expertise
- Former Chief Technology Officer at iRobot



Steve Johnson
COO

- 30 years career focused on delivering disruptive and impactful technologies to customers and scaling high-growth companies globally
- Former Chief Commercial Officer at Intelex



Mark Fidler
CFO

- 28 years of senior finance, capital markets and leadership experience
- Former Chief Financial Officer at NEC Energy Solutions

Company Overview

- Founded in 2013
- In stealth mode until 2018
- Top-tier investors: khosla ventures NEA Canaan SoftBank
- Asset-light business model with no own manufacturing
- Industry disruptor enabling customers to transform their supply chains through warehouse and logistics automation
- Intellectual property protected by 300+ patent filings
- As of December 31, 2020: $114m orders to date, $70m backlog

Solutions Overview

Powerful cloud-enabled software platform…	+	…delivered through proprietary technology…	=	…for multiple application areas
Artificial intelligence at the core of the solution		Automated robotic picking		*E-commerce order fulfillment*
		Intelligent mobility		*Smart store replenishment*
				Dynamic parcel sortation

BERKSHIRE GREY

10

Transforming Commerce

12 Commerce Has Changed These Changes Have Created A Battle For Retail Consumer Expectations Have Changed ▪ Amazon setting the pace ▪ Continued and increasing shift to e - commerce ▪ Brick - and - mortar retail leveraging both warehouses and stores to fulfill any order from anywhere at any time ▪ Today, we want a large SKU selection ▪ We have a low tolerance for substitutions ▪ We price shop mercilessly ▪ We think shipping is free ▪ We want our goods today, tomorrow is ok

13 Today’s Operations Are Highly Manual Difficult to meet changing consumer demands Competition is pronounced and increasing Supply Chain Operations Must Change Also Berkshire Grey Can Change The Automation Paradigm Across Markets At Berkshire Grey, We Automate These Operations With AI - Enabled Robotics Labor availability and costs challenge growth A Flexible, Adaptive, On - Demand Flow Of Goods From Retailers To Consumers

There Is An "Amazon Effect" On Automation Driving All Retailers To Adapt



93089

Amazon has it figured out with over 200,000 robots in service today. Since acquiring Kiva Systems, a robotics company, they have spent ~$180bn on R&D and ~$93bn on CapEx

Amazon has brought the **automation wave** into motion…

…and supercharged **the need for all competitors to adapt**

- **AI-driven robotics enables Amazon** to offer increased SKUs with fast fulfillment and free, fast delivery, differentiating itself from competitors
- The Amazon effect is reality – market participants **must evolve to compete**
- **Disruption in order fulfillment has occurred**
- **Berkshire Grey offers a solution**

BERKSHIRE GREY

Source: Amazon public filings.

14

Berkshire Grey Solutions Enable Competitive Operational Efficiencies

Customer Objectives	Automation Approach	Berkshire Grey Value Proposition
Increase operational efficiencies	Automate material handling and fulfillment	Allows for increased production utilization and **~2-3 year ROI**
Reduce labor dependence	Augment or substitute labor-intense processes	**70% reduction in labor spend** through robotic picking and intelligent mobility
Increase speed, reliability and accuracy	Intelligent robotics	**Throughput of 1 BG solution equal to that of 8 manual pickers and 100s of case handlers,** and at maximum reliability and accuracy
Maximize flexibility and scalability	Modular automation technologies	**Flexible installation with minimal downtime** and hassle-free expansion
Enhance supply chain holistically	Integrated software architecture	Modular and integrated **software / AI platform on the cloud**

BERKSHIRE GREY
15

$280+ Billion TAM And Growth Driven By Multi-Faceted Tailwinds

$280+ billion TAM

$230+ billion
Total annual warehouse labor spend[(1)]

+

$56 billion
Automated material handling equipment market
Expected to grow at 13% per year

Key Tailwinds

- Only 5% of warehouses are currently automated
- Emerging and rapidly growing e-commerce, retail and logistics industries
- Increasing need to automate picking – 90%+ currently done manually
- Need for operational and process improvements
- Rapidly accelerating adoption of automation
- Emergence of new technologies and advancements in robotics and AI

Source: McKinsey, Improving warehouse operations – digitally, 02/06/20; F. Curtis Barry & Company, Managing Your Warehouse Labor to Reduce Overall Expenses; Mordor Intelligence, Automated Material Handling (AMH) Market - Growth, Trends, COVID-19 Impact, and Forecasts (2021 - 2026), 2020; LogisticsIQ, Warehouse Automation: Rise of Warehouse Robotics, 2019, DHL, Robotics in Logistics, March 2016.

(1) Based on labor consuming ~65% of warehousing spend (F. Curtis Barry & Company) and total annual warehouse spend of $350bn (McKinsey, 02/06/20).

BERKSHIRE GREY
16

Technology Platform

Foundation For Autonomous Warehouses: Picking, Mobility, Orchestration Each Has Many Advanced AI and Differentiated Hardware Elements 18

Scalable, adaptable, and reliable AI to automate tasks that have never before been performed by machines in commercial settin gs AI Drives The Capabilities 19 Berkshire Grey offers a complete enterprise software suite ▪ Proprietary cloud - enabled artificial intelligence ▪ Different AI subsystems combined with patented and proprietary hardware (scanners, sensors, grippers, robots) to enable solutions ▪ Systems work when deployed − Do not require years of learning or training to hit metrics − Learn and improve on a continuous basis ▪ Interfaces with customers’ existing technology stacks ▪ Enables remote monitoring by mobile devices Technology offering includes remote monitoring and management, optimization and analytics Artificial intelligence is at the core of the solution Remote monitoring, management, and software maintenance IT integration / API Mobile user interface Grasp planning Machine learning Motion planning Holistic sensing, haptics & inference Computer vision & scene understanding Systems of systems orchestration AI

20 Rigid structure required . No rigid structure required. Conventional Technology Proprietary AI Technology Example Of Proprietary Enabler: AI Algorithms & Software 20

Differentiated technology across software and hardware protected by 300+ patent filings Solution Leadership Through AI Combined With Differentiated Hardware 21 Competitive advantage comes from powerful intelligent algorithms (AI) and software… …physically realized through differentiated hardware… Computer vision and scene understanding Grasp planning Motion planning Machine learning Holistic sensing, haptics and inference Systems of systems orchestration Automated robotic picking Intelligent robotic mobility Sophisticated robotic perception …combined to create customer solutions 15 major product models Solving customer needs from picking - and - packing in e - commerce to same day grocery to store replenishment

RPS (Robotic Product Sortation) Combines Picking And Sortation 22 22

23 MRF (Mobile Robotic Fulfillment) Combines Mobility, Movement Of Goods & Orders, & Robotic Picking 23

MRF (Mobile Robotic Fulfillment) Enhanced Mobile Platform 24

25 RPSi (Robotic Product Sortation & Identification) Combines Singulation, Scanning, & Sortation 25

RPC (Robotic Pick Cell) E.g., Ecommerce Or Same Day Grocery Example 26 26

Multiple RPS Modules With Orchestration 27 27

Partnership With SoftBank
"..fully automated 3PL fulfillment service for eCommerce"

SoftBank

"SoftBank Robotics and SoftBank Logistics have worked closely with the Berkshire Grey team to create a first-in-world, fully automated 3PL fulfillment service for eCommerce"(1)

Tumihide Tomizawa
President and CEO
SoftBank Robotics and SB Logistics


SUPPLY & DEMAND CHAIN EXECUTIVE

Newsletter Search

HOME | SOFTWARE & TECHNOLOGY | ROBOTICS

SoftBank Robotics and SB Logistics Partner with Berkshire Grey to Develop New E-Commerce Fulfillment Operations

Berkshire Grey's robotic pick and pack systems will enable SB Logistics to process customer orders by robotically handling thousands of SKUS in different product categories.

April 20, 2021 | From Berkshire Grey

BERKSHIRE GREY

(1) According to Softbank Robotics and SB Logistics President and CEO; see press release dated April 20, 2021

Berkshire Grey's Unique, Holistic And Integrated Offering

		BERKSHIRE GREY	Picking (EOAT, AI)	Mobile Robotics[1]	AS/RS[2]	Sortation	Sensing	Software (WMS)
Intelligence	Integrated AI-Driven Learning	✓	✓	✓	✗	✗	✗	✓
	Collaborative Orchestration	✓	✗	✓	✗	✗	✗	✓
Automated Picking	Each- And Case-Picking	✓	✓	✗	✗	✗	✗	✗
	Gentle Placement Into Containers	✓	✗	✗	✗	✗	✗	✗
Intelligent Mobility	Efficient Routing	✓	✗	✓	✓	✓	✗	✗
	Multi-Channel Workflow Sortation	✓	✗	✓	✗	✗	✗	✗
	Aisle-Friendly Sequencing	✓	✗	✓	✗	✗	✗	✗
Perception	Item Identification	✓	✓	✗	✓	✓	✓	✗
	Attribute Capture	✓	✗	✗	✗	✗	✓	✗
Flexibility	Brownfield Integration	✓	✓	✓	✗	✗	✓	✓
	Scalable Deployment, Adaptable	✓	✓	✓	✗	✗	✓	✓
Sector Evolution		Evolving	Maturing	Maturing	Maturing	Mature	Mature	Mature
Transformation Across Warehouse Supply Chain		✓	✗	✗	✗	✗	✗	✗

BERKSHIRE GREY

Note: WMS stands for Warehouse Management Software.
EOAT stands for end of arm tooling.

[1] Includes automated guided vehicles and autonomous mobile robots.
[2] Automated storage and retrieval includes cubic, shuttle, mini load, carousel / vertical lift module.

29

Validated and Trusted Attributes of Berkshire Grey Technology

	Key Traits of a Desired Technology Solution	BG Capability
Flexibility	▪ Layout can fit any warehouse shape or size	✓
	▪ Complete and integrated software-led customer solutions	✓
	▪ Suitable for brownfield upgrades and greenfield	✓
Reliability	▪ System redundancy and no single point of failure	✓
	▪ Maximum uptime	**>99% uptime**
Scalability	▪ Incremental additions with minimal downtime	✓
	▪ Hassle-free and quick capacity expansion	✓

	Key Traits of a Desired Technology Solution (cont'd)	BG Capability
Accuracy	▪ Maximum picking and mobile robotics accuracy	**>99% accuracy**
Integration	▪ Integrated with existing HW & SW architecture	✓
Efficiency	▪ Significantly increases operational efficiency	**~2-3 Year ROI**
Performance	▪ System performance guaranteed and tied to key metrics (e.g., overall throughput)	✓

BERKSHIRE GREY
30

Business Overview

Berkshire Grey’s Flywheel Enables Customers To Transform And Grow 32 Investment in Scalable Robotics Increased Operational Capabilities Revenue Growth & Lower Cost Profile Increased SKU Coverage & Fulfillment Speed Accelerate revenue growth x Reduce costs x Drive innovation x Tangible Customer Outcomes

Experienced Management Team, Board & Advisors

Berkshire Grey Team

Management Team


Tom Wagner, PhD
CEO
30
iRobot, DARPA, Honeywell


Mark Fidler
CFO
28
NEC, ambient, evergreen solar, BCG


Steve Johnson
COO
30
INTELEX, vidyard, Hootsuite


Matt Mason, PhD
Chief Scientist
40
Carnegie Mellon University The Robotics Institute

Commercial Team

- **Over 50 new hires since beginning of 2020,** including seven GMs – commercial build-out will remain a focus for use of proceeds
- Each GM specializes in a focus vertical or anchor customer; GMs have **~32 years of experience on average**
- Widespread and global commercial experience

Engineering Team

- **Over 1,000 years of combined robotics experience**
- 75% of all employees have technical degrees; **25+ PhDs**
- Technical experience across a wide array of centers of excellence and blue-chip firms

Experience

Microsoft, Shark Ninja, NASA, Uber, Carnegie Mellon University The Robotics Institute, Penn, COGNEX, ABB, TESLA, Cadec, Honeywell, Metastorm, MIT Massachusetts Institute of Technology, Cornell University, iRobot, Boston Dynamics, amazon robotics

Board of Directors and Advisors


Vinod Khosla
Founder of Khosla Ventures


Peter Barris
Chairman and Partner at NEA


Kenichi "Kent" Yoshida
CBO at SoftBank Robotics


Nadia Shouraboura, PhD
Former VP of Global Supply Chain and Fulfillment at Amazon


Rich Boyle
General Partner at Canaan Partners


Sven Strohband, PhD
CTO at Khosla Ventures


Tom Wagner, PhD
CEO


John Delaney[(1)]
Revolution Founder, CEO and Chairman

(1) To join board of directors upon closing of the transaction.

Years of experience

BERKSHIRE GREY
33

Commercial ▪ Expanded organization; hired seven general managers ▪ Significant traction with existing anchor customers and active new customer funnel ▪ Launched RaaS offering ▪ Expanded into Europe ▪ Visibility into future revenue from backlog Technology ▪ Launched robotic induction ▪ Launched next - gen robotic store replenishment ▪ Standardized offering for new customers Key Milestones Significant Commercial Validation And Momentum In 2020 <$0.1 billion Pipeline $1.7+ billion Pipeline Visibility (1) As of start of 2020 Pipeline accelerated through scaling of commercial organization validates opportunity 34 Commercial Technology (1) As of 02/01/2021.

3PL ▪ Third party logistics enables retailers and manufacturers large and small to outsource ▪ Speed and accuracy is essential for successful parcel sortation ▪ Online grocery delivery is growing and is here to stay Retail ▪ Consumer expectations require agile inventory management Five Focus Verticals EMEA EMEA spans each vertical with a dedicated General Manager Grocery Parcels E - Commerce ▪ Rapid expansion of e - commerce relative to total retail Current Anchor Customers E - Commerce spans each vertical and is driving rapid growth globally E - Commerce ▪ Global and domestic 3PL providers ▪ Global 3PL market expected to reach $1.7trn by 2025 ▪ Shipping firms across the global supply chain ▪ Global small package volume could have reached ~130bn in 2020 and could surge to over 300bn by 2026 ▪ Chain grocers using manual labor ▪ The global online market was $200bn in 2020 ; expected to grow at ~16% through 2027 ▪ Big - box to smaller chain brands ▪ Global retail sales were ~$23trn (1) in 2020 and growing rapidly ▪ Direct - to - consumer channels ▪ 2020 retail e - commerce sales were ~$4trn globally, up over 16.5% YoY Source: Statista, 09/10/20; Business Insider, Global ecommerce market report: ecommerce sales trends and growth statistics for 2 021, 12/30/20; Online Grocery - Global Market Trajectory & Analytics, 09/07/20; Pitney Bowes, Parcel Shipping Index, 10/12/20; Mordor Intelligence, Global Third - party Logistics (3PL) Market - Growth, Trends, COVID - 19 Impact, and Forecasts (2021 - 2026), 2 020. (1) Includes grocery sales. Five Focus Verticals To Capture Potential Multi - billion Dollar Opportunity 35 APAC APAC spans each vertical and is a potential focus area moving forward

Anchor Customer Overview 36 Source: Company management, public filings and FactSet. (1) Includes US supercenters . (2) Includes stores. (3) As of February 1, 2021. Immediate commercial opportunity High - level executive access Significant penetration potential Targeted commercial strategy across verticals Conversion of large opportunity into revenue ▪ Significant penetration potential, with $1.3bn+ 5 - year pipeline (3) ▪ Multiple upside opportunities exist in the long - run ▪ Aggregate revenue represents only a small percentage of current anchor customer CapEx ▪ Mix shift to recurring and re - occurring revenue as Berkshire Grey scales ▪ Significant opportunity to monetize large and growing installed base Penetration and cross - sell within same customer Desire to roll - out automation globally $11bn 2021E CapEx 3,979 Distribution centers (1) $3bn 2021E CapEx 1,910 Distribution centers (2) $6bn 2021E CapEx 605 Distribution centers $1bn 2021E CapEx 29 Distribution centers

Visibility To $1.7+ Billion Pipeline (1) 37 ▪ Anchor customers expected to roll - out Berkshire Grey’s technology broadly ▪ Scalability – follow - on opportunities move more quickly through the sales cycle ▪ ~85% and ~40% of 2021E and 2022E revenue, respectively, in backlog and under negotiation (3) ▪ Significant commercial momentum driven by Berkshire Grey solutions as enabler for customer success 163 New pipeline opportunities 119 Unique new customers in the pipeline $27m Orders from new customers to date (2) New Customers Key Stats $12m New customer backlog (2) ($ in billions) $1.3 $0.4 $114m Total orders to date (2) $70m Total backlog (2) Anchor Customers (5 - Year Visibility) Active New Customer Pipeline and Funnel Future New Customers $1.7bn+ Pipeline Total Pipeline (1) All pipeline numbers as of February 1, 2021 (2) As of December 31, 2020 (3) See assumptions on slide 40

Scoping 100+ opportunities Examining 50+ opportunities Priority 5+ opportunities Examining further ▪ Numerous global industrial robotic automation opportunities ▪ Complementary and adjacent technologies to enhance product portfolio ▪ Candidates that could add immediate value Robust Potential For Acquisitions Upside To Financial Plan 38

Financial Overview

$35 $59 $119 $248 $495 $927 1900E 1900E 1900E 1900E 1900E 1900E 1900E 1900E 1900E ▪ Significant penetration opportunity over many years ▪ Multiple follow - on opportunities as well as extensions and upgrades ▪ $1.3bn+ pipeline through 2025 (4) Anchor Customers ▪ Accelerated pipeline momentum driven by ramp - up of commercial organization ▪ 119 potential customers identified – pipeline of 163 projects with total value of $0.4bn (4) New Customers ▪ Growth in RaaS and emergence as key part of Berkshire Grey’s recurring revenue streams Robotics - as - a - Service ▪ Value - add services, remote management and monitoring as well as maintenance services revenue expected to grow with installed base and increasing services scope Services Projected Revenue by Strategic Platform Source: Company management. (1) As of December 31, 2020 (2) Includes $47m under contract and $2m agreements subject to negotiations as of 02/01/21. (3) Includes $23m under contract and $23m agreements subject to negotiations as of 02/01/21. (4) As of February 1, 2021 ($ in millions) 2020A 69% 102% 109% 99% 88% % Projected YoY growth Revenue Expected To Grow To $927 Million By 2025 Strong Commercial Momentum With $70 Million Backlog (1) 40 (2) (3)

$3 $4 $28 $90 $217 $441 1900E 1900E 1900E 1900E 1900E 1900E ($55) ($91) ($96) ($54) $41 $232 1900E 1900E 1900E 1900E 1900E 1900E Projected Gross Profit (2) Source: Company management. (1) Excludes stock - based compensation and depreciation and amortization. (2) See page 42 for the assumptions underlying the projected gross profit and Adjusted EBITDA. ($ in millions) Projected Adjusted EBITDA (1) ($ in millions) % margin 2020A 2020A Berkshire Grey’s Projected Gross Profit And Adjusted EBITDA (1) Development 41 7% 23% 36% 44% 48% % margin 8% 25% 8%

Operating Leverage And Scale Drive Projected Adjusted EBITDA(1) Growth

Projected Gross Profit(2) (% margin)


48%
2021E
2022E
2023E
2024E
2025E

- Significant **operations overhead leverage** expected to be attained by increased volume
- **Well-defined initiatives in place**
  - **Supply chain efforts** include volume pricing from contract manufacturers and commodity cost reduction initiatives
  - **Engineering programs** specifically focused on reducing component costs through redesign efforts

Projected Adjusted EBITDA(1) (% margin)


25%
2021E
2022E
2023E
2024E
2025E

- Berkshire Grey's business is **asset-light** with manufacturing completed through contract manufacturers
- Expected to enable Berkshire Grey to achieve **significant operating leverage** as revenue scales

Defined pathway to 50%+ gross margin and 25%+ Adj. EBITDA(1) margin

BERKSHIRE GREY

Source: Company management.
(1) Excludes stock-based compensation and depreciation and amortization.
(2) Includes direct and indirect costs of goods sold (including operations).

42

Significant potential upside opportunities ahead based on well - defined strategic initiatives Recurring & Re - occurring Revenue Accelerate Sales Geographic Expansion Inorganic Adjacencies ▪ Accelerate Robotics - as - a - Service business build - out ▪ Increase software and services scope, leverage installed base and upgrades / extensions – expand re - occurring revenue scheme ▪ Leverage commercial momentum and build out commercial team faster ▪ Accelerated expansion into European and Asian markets ▪ Strategic partnerships ▪ Pursue strategic acquisitions to broaden offerings even further ▪ Expand product portfolio ▪ Tap new market verticals Potential Upside Opportunities Not In Current Plan 43

Closing Remarks 44 Transforming warehouse operations; $280+ billion TAM Category creator – complete foundation for automated operations: picking, mobile, orchestration AI - enabled technology which is best in class $1.7+ billion pipeline, accelerating commercial momentum Right time for Berkshire Grey, entering a period of transformative growth

45 Thank You

Appendix

Transaction & Valuation Overview

Detailed Transaction Overview

Transaction Overview

- Pro forma enterprise value of $2,234m (2.4x 2025E revenue)
- $413m cash proceeds inclusive of $165m PIPE proceeds and transaction expenses[1]
- Pro forma net cash of $507m
  - No debt
  - Inclusive of $94m cash currently on balance sheet
- **Berkshire Grey shareholders are rolling 100% of equity ownership**

Pro Forma Ownership @ $10.00 per Share[1,3]


PIPE investors
6%
Founder shares
1%
Revolution public
shareholders
10%
Berkshire
Grey existing
shareholders
82%

Illustrative Pro Forma Valuation and Sources & Uses

($ in millions, except per share data; shares in millions)

Total Enterprise Value Summary

Berkshire Grey share price	$10.00
(X) Pro forma share outstanding	*274.1*
Pro Forma Equity Value	**$2,741**
(–) Current cash	(94)
(–) Net proceeds	(413)
Pro Forma Enterprise Value	**$2,234**

Valuation Multiples	Metric	
EV / 2025E Revenue	$927	2.4x
EV / 2025E Adj. EBITDA[2]	$232	9.6x

Sources	$	%	Shares
Rollover equity	$2,250	82%	225.0
RAAC cash in trust	288	10%	28.8
PIPE investment	165	6%	16.5
Founder shares	38	1%	3.8
Total Sources	**$2,741**	**100%**	**274.1**

Uses	$	%
Rollover equity	$2,250	82%
Cash to balance sheet	413	15%
Founder shares	38	1%
Estimated fees and expenses	40	1%
Total Uses	**$2,741**	**100%**

BERKSHIRE GREY

Note: Figures may not total due to rounding.
(1) Assumes no redemption of public shares, no earn-out shares issued and a PIPE of $165m.
(2) Excludes stock-based compensation and depreciation and amortization.
(3) Additional dilutive securities include 5.75m Revolution alignment shares that vest at the earlier of $15.25 before 3rd anniversary, $23.00 before 6th anniversary or $35.00 before 9th anniversary of a business combination, 5.2m founder warrants and 9.6m of Revolution's public warrants, which have a strike price of $11.50 per share. The founder shares are held by Revolution's sponsor and certain of its directors and advisors that convert into Class A common stock at the completion of the business combination. Excludes share that may be issued to Berkshire Grey employees pursuant to Berkshire Grey's incentive plan.

48

Automation Software Automation - Oriented Industrial Technology ▪ Traditional established players ▪ Focus on equipment / components ▪ High - value branded / IP products ▪ Visibility via SaaS models ▪ Mostly subscription based ▪ Strong margin profile Recent De - SPAC E - Commerce Enablers ▪ Similar end - market dynamics in retail ▪ Fulfillment automation and network as strategic pillar ▪ Recent transaction in automation ecosystem ▪ Technology - enabled, valued - added industrial equipment Selected Public Comparable Universe For Berkshire Grey 49

Implied Future EV Implied EV Based on Selected Comparable Companies Trading Transaction Value Implied Discounted EV Implied Post - Money EV EV / 2025E Adj. EBITDA (1) EV / 2025E Revenue Valuation Approach ▪ Using a future valuation date of 12/31/2024, Berkshire Grey is valued by applying 2025E revenue of $927m to a EV/NTM revenue multiple of 6.0 – 10.0x based on peer multiples, which results in an implied future EV of $7,420m ▪ The implied future EV is then discounted 20% over a 4 - year period to arrive at an implied present value of $3,580m (2) ▪ Transaction estimated to be priced at a substantial discount ($ in millions; implied future and discounted EV rounded to the nearest $5m) 6.0x – 10.0x 24.0x – 40.0x 2.9x – 4.8x 11.6x – 19.3x 2.4x 9.6x Source: Company projections. (1) Excludes stock - based compensation and depreciation and amortization. (2) Assumes a 20% discount rate; based on midpoint of implied future enterprise value of $7,420m. Implied Multiples 50 Transaction Estimated To Be Priced At A Discount To Selected Peer Multiples $5,565 $2,685 $2,234 $9,275 $4,475 Midpoint represents 232% upside to transaction value Midpoint represents 60% upside to transaction value